EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Nine Months Ended September 30, 2016	Fiscal Year Ended December 31,
		2015	2014	2013	2012	2011
Pretax Income (Loss)	(114,007)	(71,971)	48,537	52,787	70,977	(65,412)
Fixed Charges	34,887	45,379	45,436	50,196	43,782	41,865
Amortization of Capitalized Interest	2,833	3,793	3,939	4,058	1,887	1,557
Capitalized Interest	(123)	(224)	(1,171)	(2,376)	(10,240)	(19,271)
Earnings before Income Tax & Fixed Charges	(76,410)	(23,023)	96,741	104,665	106,406	(41,261)
Interest Expense	34,764	45,155	44,265	47,820	33,542	22,594
Capitalized Interest	123	224	1,171	2,376	10,240	19,271
Total Fixed Charges	34,887	45,379	45,436	50,196	43,782	41,865
Ratio of Earnings to Fixed Charges	(1)	(2)	2.1x	2.1x	2.4x	(3)

(1) For the nine months ended September 30, 2016, earnings were deficient to cover fixed charges by $76.4 million.

(2) For the year ended December 31, 2015, earnings were deficient to cover fixed charges by $23.0 million.

(3) For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.